October 6, 2009

Filed Via SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Government of New Brunswick, Securities Administration Branch
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Prince Edward Island, Dept. of Community Affairs & Attorney General
Government of Yukon, Registrar of Securities
Government of the Northwest Territories, Registrar of Securities
Government of Nunavut, Registrar of Securities
TSX Venture Exchange
Dear Sirs: Subject:	NXT Energy Solutions Inc. (the "Corporation") Notice of Meeting and Record Date

We are pleased to confirm the following information with respect to the Corporation's upcoming Annual General Meeting of securityholders:

Meeting Date:
Record Date for Notice:
Record Date for Voting:
Beneficial Ownership Determination Date:
Class of Securities Entitled to Receive Notice:
Class of Securities Entitled to Vote: ISIN Number:
Meeting Location:

December 1, 2009 October 31, 2009 October 31, 2009 October 31, 2009 Common shares Common shares CA62948Q1072 Calgary, AB

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Yours truly,

OLYMPIA TRUST COMPANY

signed "Oxana Rubinstein"

Oxana Rubinstein Corporate Administrator Corporate & Shareholder Services Direct Dial: (403) 668-8353 cc: CDS & Co.